Exhibit 99.03

NuStar Asphalt LLC
Consolidated Financial Statements
As of February 25, 2014
and
For the Period from January 1, 2014 to February 25, 2014
(Unaudited)

NUSTAR ASPHALT LLC
Consolidated Balance Sheet
(Unaudited, Thousands of Dollars)

February 25, 2014
Assets
Current assets:
Cash	$1,432
Accounts receivable	38,632
Inventories	198,558
Other current assets	4,179
Total current assets	242,801

Property, plant and equipment	227,545
Accumulated depreciation	(15,529)
Property, plant and equipment, net	212,016
Other long-term assets, net	42,482
Total assets	$497,299

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$56,718
Payable to related parties	483
Accrued interest payable	480
Accrued liabilities	5,361
Taxes other than income tax	880
Total current liabilities	63,922

Long-term debt	96,000
Long-term debt to NuStar Logistics, L.P.	220,100
Other long-term liabilities	5,754

Members’ equity	111,129
Accumulated other comprehensive income	394
Total member's equity	111,523
Total liabilities and members’ equity	$497,299

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statement of Comprehensive Loss
(Unaudited, Thousands of Dollars)

Period from January 1, 2014 to February 25, 2014

Product sales	$119,479
Cost of product sales	106,616
Gross margin	12,863

Operating expenses	13,761
Depreciation expense	1,855
General and administrative expenses	4,834

Operating loss	(7,587)
Interest expense	(2,043)

Net loss	(9,630)

Other comprehensive income:
Pension benefit plan	1,082
Total other comprehensive income	1,082
Comprehensive loss	$(8,548)

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statement of Cash Flows
(Unaudited, Thousands of Dollars)

Period from January 1, 2014 to February 25, 2014

Cash flows from operating activities:
Net loss	$(9,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,855
Amortization of debt issuance costs	378
NuStar unit long-term incentive expense	49
Changes in current assets and liabilities:
Decrease in accounts receivable	18,171
Increase in inventories	(3,569)
Decrease in other current assets	1,956
Increase in accounts payable	3,002
Decrease in payable to related parties	(50,738)
Increase in accrued interest payable	453
Increase in accrued liabilities	228
Increase in taxes other than income	95
Increase in other long-term liabilities	287
Other	1
Net cash used in operating activities	(37,462)

Cash flows from investing activities:
Capital expenditures	(11,664)
Net cash used in investing activities	(11,664)

Cash flows from financing activities:
Proceeds from long-term debt borrowings	75,428
Long-term debt repayments	(26,000)
Net cash provided by financing activities	49,428
Net increase in cash	302
Cash as of the beginning of the period	1,130
Cash as of the end of the period	$1,432

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statement of Members’ Equity
For the Period from January 1, 2014 to
February 25, 2014
(Unaudited, Thousands of Dollars)

	Member's Equity	Member's Equity	Accumulated other	Total
	Class A Interests	Class B Interests	Comprehensive income	Member's Equity

Balance as of December 31, 2013	$133,822	$(13,112)	$(688)	$120,022

NuStar unit long-term incentive expense	—	49	—	49
Net loss	(3,277)	(6,353)	—	(9,630)
Other comprehensive income	—	—	1,082	1,082

Balance as of February 25, 2014	$130,545	$(19,416)	$394	$111,523

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements
For the Period from January 1, 2014 to February 25, 2014

1. Organization and Operations
Organization
NuStar Asphalt LLC (NuStar Asphalt) is a Delaware limited liability company formed for the purpose of creating a joint venture to own and operate certain refining and marketing operations. These operations include the refining and marketing of asphalt and other refined products from the refinery located in Paulsboro, New Jersey, the Savannah, Georgia facility, and other third‑party owned terminals.
On February 26, 2014, Lindsay Goldberg LLC (LG) and NuStar Logistics, L.P. (NuStar Logistics) closed an agreement in which NuStar Logistics’ remaining 50% ownership, the Class B Interest, was redeemed by NuStar Asphalt. NuStar Asphalt became a wholly owned subsidiary of LG affiliated entities and instituted a name change on February 27, 2014 to Axeon Specialty Products LLC.
Upon the agreement close, LG made a capital contribution of $50.0 million and committed to an additional contribution of $25.0 million to be paid in March 2014.
As part of this transaction, the $250.0 million seven-year unsecured revolving credit facility agreement with NuStar Logistics (the NuStar Facility) was converted into a term loan with a balance of $190.0 million. The balance of the NuStar Facility just prior to close was $220.1 million. This balance was paid down to $190.0 million at close with proceeds from the capital contribution. The term loan has scheduled payments of $15.0 million on or before December 31, 2014, and an additional $25.0 million on or before September 30, 2015. Other than these two payments, the term loan does not have any scheduled amortization payments; however, excess cash, as defined in the agreement, must be used to repay amounts outstanding under the term loan. The term loan bears interest on a LIBOR‑based rate that was 3.2% at closing and matures on September 28, 2019, the same date as the NuStar Facility. NuStar Logistics will continue to provide up to $150.0 million of credit support, in the form of guarantees and letters of credit, for two years after the agreement closing, at which time this amount will begin declining and will terminate no later than September 2019. The transaction also includes the termination of the terminal service agreements with NuStar Logistics for their terminals in Rosario, NM, Catoosa, OK, and Houston, TX. NuStar Logistics purchased the remaining inventory at these facilities at closing. NuStar Asphalt also acquired ownership of NuStar Logistics’ terminals at Wilmington, NC and Dumfries, VA, which were leased prior to closing.
Simultaneously with the agreement closing, the five-year senior secured asset-based revolving credit facility was amended from $450.0 million to $325.0 million.
Operations
The Paulsboro refinery is located in Paulsboro, New Jersey on the Delaware River and has a production capacity of 74,000 barrels per day. Its location on the Delaware River allows for direct access to receipts and shipments. The refinery consists of two petroleum refining units, a liquid storage terminal for petroleum and chemical products, three marine docks, a polymer‑modified asphalt production facility and a testing laboratory. The Paulsboro refinery has storage capacity of 4.1 million barrels and supplies various asphalt grades by ship, barge, railcar and tanker trucks to asphalt terminals in the northeastern United States. In addition to asphalt, the refinery produces other petroleum products that are sold to refiners, traders and other customers.
The Savannah facility is located in Savannah, Georgia adjacent to the Savannah River, which allows for direct access to receipts and shipments. The Savannah facility has storage capacity of 1.2 million barrels and can supply various asphalt grades by truck, rail and marine vessel. The facility can receive crude by rail and marine vessel and supply crude by marine vessel.